July 26, 2019

Kevin Berryman
Chief Financial Officer
Jacobs Engineering Group, Inc.
1999 Bryan Street, Suite 1200
Dallas, Texas 75201

       Re: Jacobs Engineering Group, Inc.
           Form 10-K For the Fiscal Year Ended September 28, 2018
           Filed November 21, 2018
           File No. 001-07463

Dear Mr. Berryman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction